ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-261476 Dated April 20, 2023
PLUS Based on the Value of an Equally Weighted Basket Consisting of Four Stocks due on or about October 31, 2024
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
This document provides a summary of the terms of the Performance Leveraged Upside SecuritiesSM (the “PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the PLUS, the accompanying product supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The PLUS do not guarantee any return of principal at maturity and you could lose up to your entire investment. The PLUS are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Basket:	Basket component	Bloomberg ticker	Basket component weighting	Initial basket component value*	Multiplier*
	Common stock of Amazon.com, Inc.	AMZN UW	25.00%	•	•
	Common stock of The Charles Schwab Corporation	SCHW UN	25.00%	•	•
	Common stock of Tesla, Inc.	TSLA UW	25.00%	•	•
	Common stock of Uber Technologies, Inc.	UBER UN	25.00%	•	•
* The initial basket component values and multipliers will be determined on the pricing date.
Stated principal amount:	$1,000.00 per PLUS
Issue price:	$1,000.00 per PLUS
Minimum investment:	$1,000 (1 security)
Coupon:	None
Pricing date:	April 28, 2023
Original issue date:	May 3, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Valuation date:	October 28, 2024, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	October 31, 2024, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Payment at maturity per PLUS:
◾       If the final basket value is greater than the initial basket value:
$1,000.00 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
◾       If the final basket value is less than or equal to the initial basket value:
$1,000.00 + ($1,000.00 × underlying return)
Accordingly, if the final basket value is less than the initial basket value, you will lose 1% for every 1% that the final basket value falls below the initial basket value and you could lose up to your entire investment in the PLUS.

Basket return:	(final basket value − initial basket value) / initial basket value
Leverage factor:	300%
Leveraged upside payment:	$10.00 × leverage factor × basket return
Maximum gain:	37.35%
Maximum payment at maturity:	$1,373.50 per PLUS (137.35% of the stated principal amount)
Initial basket value:
100, which will be equal to the sum of the products (i) of the initial basket component values of each of the basket components, as set forth under “Basket — Initial basket component value” above, and (ii) the applicable multiplier for each of the basket components, each of which will be determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:
The basket closing value on any day is the sum of the products of (i) the basket component closing value of each of the basket components and (ii) the applicable multiplier for such basket component on such date.

Basket component closing value:
With respect to each basket component, as determined by the calculation agent and described in the accompanying product supplement under “General Terms of the Notes — Determining the Value of the Reference Asset — Closing Value for a Reference Equity”, as may be adjusted as described in the accompanying product supplement under “General Terms of the Notes — Unavailability of the Closing Value of a Reference Asset; Adjustments to a Reference Asset — Unavailability of the Closing Value of a Reference Equity” and “— Anti-Dilution Adjustments Relating to a Reference Equity”.

Multiplier:
The multipliers will be set on the pricing date based on each basket component’s respective initial basket component value so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the PLUS.

CUSIP/ISIN:	06417YHA0 / US06417YHA01
Listing:	The PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$25.00 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $917.00 and $947.00 per stated principal amount. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000114036123019365/brhc20051671_424b2.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical leverage factor of 300% and hypothetical maximum gain of 37.35% and are purely hypothetical (the actual terms of your PLUS will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity
Change in Basket	Payment at Maturity
+50.00%	$1,373.50
+30.00%	$1,373.50
+20.00%	$1,373.50
+12.45%	$1,373.50
+12.00%	$1,360.00
+8.00%	$1,240.00
+4.00%	$1,120.00
0.00%	$1,000.00
-10.00%	$900.00
-20.00%	$800.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the PLUS above and links to the accompanying product supplement, prospectus supplement and prospectus for the PLUS under “Additional Information About BNS and the PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the PLUS.
The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	The PLUS do not provide any protection against loss; you may lose up to your entire investment.
▪	The stated payout from the issuer applies only at maturity.
▪	Your potential return on the PLUS is limited to the maximum gain.
▪	You will not receive any interest payments.
▪	The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation date.
▪	Owning the PLUS is not the same as owning the basket components.
Risks Relating to Characteristics of the Basket and the Basket Components
▪	Correlation (or lack of correlation) of the basket components may adversely affect your return on the PLUS.
▪	An investment in the PLUS involves market risk associated with the basket components.
▪	There can be no assurance that the investment view implicit in the PLUS will be successful.
▪	There is no affiliation between BNS and the basket component issuers.
Risks Relating to Estimated Value and Liquidity
▪	BNS’ initial estimated value of the PLUS at the time of pricing (when the terms of your PLUS are set on the pricing date) will be lower than the issue price of the PLUS.
▪	Neither BNS’ nor SCUSA’s estimated value of the PLUS at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.
▪	BNS’ initial estimated value of the PLUS does not represent future values of the PLUS and may differ from others’ (including SCUSA’s) estimates.
▪	The PLUS have limited liquidity.
▪	The price at which SCUSA would buy or sell your PLUS (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your PLUS.
▪	The price of the PLUS prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.
Risks Relating to General Credit Characteristics
▪	Payments on the PLUS are subject to the credit risk of BNS.
Risks Relating to Hedging Activities and Conflicts of Interest
▪
Hedging activities by BNS and SCUSA may negatively impact investors in the PLUS and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the PLUS.

▪
We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the basket component issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the PLUS.

▪	Activities conducted by BNS and its affiliates may impact the value of the basket components and therefore the basket and the value of the PLUS.
▪	The calculation agent can make anti-dilution and other adjustments that may adversely affect the value of the PLUS and the payment at maturity.
▪	The calculation agent will have significant discretion with respect to the PLUS, which may be exercised in a manner that is adverse to your interests.
▪	BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the PLUS.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪
Uncertain tax treatment. Significant aspects of the tax treatment of the PLUS are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the PLUS — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Information About the Basket and Basket Components
For information about the basket and the basket components, including their historical performance information, see “Information About the Basket and Basket Components” in the preliminary pricing supplement.

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